Filer:  Thermo Cardiosystems Inc.
                                     Subject Company:  Thermo Cardiosystems Inc.
                               Subject Company Exchange Act File No.:  001-10114
                                          Registration Statement No.:  333-


                  Thermo Cardiosystems Announces Third Quarter Results

WOBURN, Mass., October 30, 2000 - Thermo Cardiosystems Inc. (ASE:TCA), a Thermo Electron company, today reported that revenues for the quarter ended September 30, 2000, were $19.4 million, compared with $19.7 million for the same period in 1999. Net income was $1.5 million, or $.04 per diluted share, versus $2.8 million, or $.07 per diluted share, last year. Results for the 1999 period reflect the favorable resolution of the company's claim for prior-year research and development tax credits of $1.2 million, or $.03 per diluted share.

      "The slight decrease in revenues, the first in three years, is due in part to the prolonged pending sale of the company, which created some uncertainty for our employees and perhaps some trepidation among certain distributors and customers," said R. Michael Kleine, chief executive officer of Thermo Cardiosystems. "We look forward to completing our proposed merger with Thoratec, as announced earlier this month, and continuing to work toward the many ambitious objectives we have set. The combined company would be a world-class medical technology business focused on developing and commercializing life-saving equipment and systems for the treatment of heart failure."

Consolidated Statement of Income
(unaudited)

                                                 Three Months Ended              Nine Months Ended
                                                 ------------------              -----------------
                                                Sept. 30,      Oct. 2,        Sept. 30,      Oct. 2,
(In thousands except per share amounts)           2000          1999           2000           1999
---------------------------------------------------------------------------------------------------
Revenues                                        $19,391       $19,738         $62,235      $59,414
                                                -------       -------         -------      -------
Costs and Operating Expenses:
  Cost of revenues                                8,299         8,568          26,123       25,451
  Selling, general, and administrative expenses   5,609         5,517          17,601       16,561
  Research and development expenses               3,902         3,812          11,552       11,064
  Restructuring and unusual costs                   387             -           1,094            -
                                                -------       -------         -------      -------
                                                 18,197        17,897          56,370       53,076
                                                -------       -------         -------      -------
Operating Income                                  1,194         1,841           5,865        6,338
Interest Income                                   1,945         1,813           5,627        5,273
Interest Expense                                   (707)         (905)         (2,201)      (2,715)
Other Expense                                        (6)            -              (6)           -
                                                -------       -------         -------      -------
Income Before Income Taxes and
  Extraordinary Item                              2,426         2,749           9,285        8,896
Income Tax (Provision) Benefit                     (932)           96          (3,573)      (2,268)
                                                -------       -------         -------      -------

Income Before Extraordinary Item                  1,494         2,845           5,712        6,628
Extraordinary Item (net of income taxes of $117)      -             -             191            -
                                                -------       -------         -------      -------
Net Income                                      $ 1,494       $ 2,845         $ 5,903      $ 6,628
                                                -------       -------         -------      -------
Basic and Diluted Earnings per Share            $   .04       $   .07         $   .15      $   .17
                                                -------       -------         -------      -------
Weighted Average Shares:
  Basic                                          38,562        38,467          38,549       38,433
                                                -------       -------         -------      -------
  Diluted                                        38,563        38,522          38,573       38,483
                                                -------       -------         -------      -------

     Thermo  Cardiosystems  Inc. is a leader in the research,  development,  and manufacture of implantable left ventricular-assist systems (LVAS). Its air-driven and electric HeartMate heart-assist devices are implanted alongside the natural heart and take over the pumping function of the left ventricle for patients whose hearts are too damaged or diseased to produce adequate blood flow. Both devices are approved for commercial sale in the United States, Europe, and Canada. The company also supplies whole-blood coagulation testing equipment and related disposables, as well as single-use skin-incision devices. Thermo Cardiosystems is a public subsidiary of Thermo Electron company. More information is available at http://www.thermo.com/subsid/tca1.html.

Other Important Information:
The proposed merger between Thermo Cardiosystems Inc. and Thoratec Laboratories Corporation will be described in a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission. You should read this document when it becomes available because it will contain important information about the transaction and participants to the transaction. You can obtain the joint proxy statement/prospectus and other documents that will be filed with the Securities and Exchange Commission for free when they are available on the Securities and Exchange Commission's web site at http://www.sec.gov. Also, if you write us or call us at the below address and phone number, we will send you the joint proxy statement/prospectus for free when it is available.

You can call us at (781) 622-1111, or write to us at:

      Investor Relations Department
      Thermo Cardiosystems Inc.
      81 Wyman Street, P.O. Box 9046
      Waltham, MA 02454-9046


                                        -more-

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-looking Statements" in Exhibit 13 to the company's annual report on Form 10-K for the year ended January 1, 2000. These include risks and uncertainties relating to: regulatory approvals, reimbursement by insurers, medical community acceptance, technological change, competition, new products, availability of materials and components, intellectual property rights, limited experience in commercializing LVAS products, product liability, and international operations and sales.





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